City of Buenos Aires, July 21th, 2026

BOLSAS Y MERCADOS ARGENTINOS S.A.

COMISIÓN NACIONAL DE VALORES

Ref.: Relevant event. Adherence to the Incentive

Regime for Large Investments (“RIGI”) of the RDA

Project.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations at Pampa Energía S.A, in order to inform that, to inform you that, on the date hereof, the Ministry of Economy published Resolution No. 1025/2026 in the Official Gazette, pursuant to which it approved the adherence to the Incentive Regime for Large Investments (“RIGI”) of the RDA Project, submitted by Pampa Energía S.A. – RDA Project Dedicated Branch (the “Branch”), qualifying it as a Long-Term Strategic Export Project.

The RDA Project consists of the development of the Vaca Muerta formation in the Rincón de Aranda block, which covers an area of 237 km². The project contemplates the drilling and completion of a total of 259 horizontal wells with lateral lengths of up to 3,000 meters, distributed across three productive horizons. In parallel, a 45,000 bbl/d crude oil treatment and conditioning plant and an 800,000 m³/d gas processing facility will be constructed, together with the oil and gas pipelines required for production evacuation and the final disposal of fracturing water.

In accordance with the provisions of Decree No. 105/2026, the Company’s existing wells are excluded from the scope of the approved RIGI project, and only the new wells to be drilled by the Branch following the filing of the application for adherence are included.

The total estimated investment in the RDA Project amounts to US$4.522 billion and will be executed in accordance with the approved investment plan through 2041.

The RDA Project will serve as a strategic driver to strengthen Argentina’s hydrocarbon production and export capacity, contributing to the consolidation of the country’s position in the international energy market. In this regard, 100% of crude oil production is expected to be exported, generating estimated export revenues of approximately US$17 billion over the life of the project.

Sincerely yours,

_____________________________

María Agustina Montes

Head of Market Relations